Filed Pursuant to Rule 497
Registration Statement No.

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Exhibit 2.s.9

PROSPECTUS SUPPLEMENT

(To Prospectus dated                 , 201    )

Rights for              Shares

Subscription Rights for Common Stock

Gladstone Capital Corporation, referred to as we, us, our or the Company, is issuing subscription rights, or Rights, to our common stockholders to purchase additional shares of common stock.

We operate as an externally managed, closed-end, non-diversified management investment company and have elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, which we refer to as the 1940 Act. For federal income tax purposes, we have elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Our investment objectives are to: (1) achieve and grow current income by investing in debt securities of established businesses that we believe will provide stable earnings and cash flow to pay expenses, make principal and interest payments on our outstanding indebtedness and make distributions to stockholders that grow over time; and (2) provide our stockholders with long-term capital appreciation in the value of our assets by investing in equity securities of established businesses that we believe can grow over time to permit us to sell our equity investments for capital gains.

Our common stock is traded on The Nasdaq Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on                 ,     was $         per share. The net asset value per share of our common stock at the close of business on                 , 201     was $         per share.

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Rights and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at www.gladstonecapital.com.

Investing in common stock through Rights involves certain risks that are described in the “Risk Factors” section beginning on page R-10 of this prospectus supplement and page 13 of the accompanying prospectus.

Stockholders who do not exercise their rights may, at the completion of the offering, own a smaller proportional interest in the Company than if they exercised their rights. As a result of the offering you may experience dilution or accretion of the aggregate net asset value of your shares of common stock depending upon whether the Company’s net asset value per share of common stock is above or below the subscription price on the expiration date.

The Rights being offered have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Subscription price of Common Stock to shareholders exercising Rights	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	The aggregate expenses of the offering are estimated to be $ .

The common stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about                 , 201    . If the offer is extended, the common stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about                 , 201    .

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future operating results, our business prospects and the prospects of our portfolio companies, actual and potential conflicts of interest with Gladstone Management Corporation and its affiliates, the use of borrowed money to finance our investments, the adequacy of our financing sources and working capital, and our ability to co-invest, among other factors. In some cases, you can identify forward-looking statements by terminology such as “estimate,” “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “project,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative or other variations of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include but are not limited to:

•	the recurrence of adverse changes in the economy and the capital markets;

•	risks associated with negotiation and consummation of pending and future transactions;

•	the loss of one or more of our executive officers, in particular David Gladstone, Robert L. Marcotte or Terry Lee Brubaker;

•	changes in our investment objectives and strategy;

•	availability, terms (including the possibility of interest rate volatility) and deployment of capital;

•	changes in our industry, interest rates, exchange rates, regulation or the general economy;

•	our business prospects and the prospects of our portfolio companies;

•	the degree and nature of our competition;

•	changes in governmental regulations, tax rates and similar matters;

•	our ability to exit an investment in a timely manner;

•	our ability to maintain our qualification as a RIC and as a BDC; and

•	those factors described in the “Risk Factors” section of this prospectus supplement and the accompanying prospectus.

We caution readers not to place undue reliance on any such forward-looking statement, which speak only as of the date made. Actual results could differ materially from those anticipated in our forward-looking statements and future results could differ materially from our historical performance. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events, or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports we have filed, or in the future may file with the SEC, including subsequent annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements contained or incorporated by reference in this prospectus supplement or accompanying prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”).

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	[To be provided.]

Amount Available for Primary Subscription	$[ ]

Title	Subscription Rights for common stock

Subscription Price	Rights may be exercised at a price of $ per share of common stock (the “Subscription Price”). See “Description of the Rights Offering.”

Record Date	Rights will be issued to holders of record of the Company’s common stock on , 201 (the “Record Date”). See “Description of the Rights Offering.”

Number of Rights Issued	Rights will be issued in respect of each share of common stock of the Company outstanding on the Record Date. See “Description of the Rights Offering.”

Number of Rights Required to Purchase One Common Share	A holder of Rights may purchase share of common stock of the Company for every Rights exercised. The number of Rights to be issued to a stockholder on the Record Date will be rounded up to the nearest number of Rights evenly divisible by . See “Description of the Rights Offering.”

Over-Subscription Privilege	[To be provided.]

Transfer of Rights	[To be provided.]

Subscription Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on , 201 (the “Expiration Date”) (the “Subscription Period”). See “Description of the Rights Offering.”

Offer Expenses	The expenses of the Offer are expected to be approximately $[ ]. See “Use of Proceeds.”

Sale of Rights	[To be provided.]

Use of Proceeds	The Company estimates the net proceeds of the Offer to be approximately $[ ]. This figure is based on the Subscription Price per share of $ and assumes all new shares of common stock offered are sold and that the expenses related to the Offer estimated at approximately $[ ] are paid.

The Company intends to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in lower middle market businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes. See “Use of Proceeds.”

Rights Agent	[To be provided.]

DESCRIPTION OF THE RIGHTS OFFERING

[To be provided.]

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Gladstone Capital,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Gladstone Capital. The following annualized percentages were calculated based on actual expenses incurred in the quarter ended [    ], [    ] and average net assets attributable to common stockholders for the quarter ended [    ], [    ].

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)(1)	[ ]	%
Offering expenses (as a percentage of offering price)(1)	[ ]	%
Dividend reinvestment plan expenses (per sales transaction fee)((2)	Up to $25.00 Transaction Fee
Total stockholder transaction expenses(1)	[ ]	%
Annual expenses (as a percentage of net assets attributable to common stock)(3):
Base Management fee(4)	[ ]	%
Loan servicing fee(5)	[ ]	%
Incentive fee (20% of realized capital gains and 20% of pre-incentive fee net investment income)(6)	[ ]	%
Interest payments on borrowed funds(7)	[ ]	%
Dividend expense on mandatorily redeemable preferred stock(8)	[ ]	%
Other expenses(9)	[ ]	%
Total annual expenses(9)	[ ]	%

(1)

The amounts set forth in this table do not reflect the impact of any sales load, sales commission or other offering expenses borne by Gladstone Capital and its stockholders. The prospectus supplement relating to an offering of securities pursuant to this prospectus will disclose the estimated offering price and the estimated offering expenses and total stockholder transaction expenses borne by Gladstone Capital and its stockholders as a percentage of the offering price. In the event that securities to which this prospectus relates are sold to or through underwriters, the prospectus supplement will also disclose the applicable sales load.

(2)

The expenses of the dividend reinvestment plan, if any, are included in stock record expenses, a component of “other expenses.” If a participant elects by written notice to the plan agent prior to termination of his or her account to have the plan agent sell part or all of the shares held by the plan agent in the participant’s account and remit the proceeds to the participant, the plan agent is authorized to deduct a transaction fee, plus per share brokerage commissions, from the proceeds. The participants in the dividend reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See “Dividend Reinvestment Plan” for information on the dividend reinvestment plan.

(3)	The percentages presented in this table are gross of credits to any fees.
(4)

In accordance with our Advisory Agreement, our annual base management fee is 1.75% (0.4375% quarterly) of our average gross assets, which are defined as total assets of Gladstone Capital, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, and adjusted appropriately for any share issuances or repurchases. In accordance with the requirements of the SEC, the table above shows Gladstone Capital’s management fee as a percentage of average net assets attributable to common shareholders. For purposes of the table, the gross base management fee has been converted to [    ]% of the average net assets as of [    ], [    ] by dividing the total dollar amount of the management fee by Gladstone Capital’s average net assets. The base management fee for the three months ended [    ] before application of credits was $[    ].

Under the Advisory Agreement, the Adviser has provided and continues to provide managerial assistance to our portfolio companies. It may also provide services other than managerial assistance to our portfolio companies and receive fees therefor. Such services may include, but are not limited to: (i) assistance obtaining, sourcing or structuring credit facilities, long term loans or additional equity from unaffiliated third parties; (ii) negotiating important contractual financial relationships; (iii) consulting services regarding restructuring of the portfolio company and financial modeling as it relates to raising additional debt and equity capital from unaffiliated third parties; and (iv) primary role in interviewing, vetting and negotiating employment contracts with candidates in connection with adding and retaining key portfolio company management team members. Generally, at the end of each quarter, 100.0% of these fees are non-contractually, irrevocably and unconditionally credited against the base management fee that we would otherwise be required to pay to the Adviser; however, a small percentage of certain of such fees, primarily for valuation of the portfolio company, is retained by the Adviser in the form of reimbursement at cost for certain tasks completed by personnel of the Adviser. For the quarter ended [    ], [    ], $[    ], or [    ]% of total net expenses, of these fees were non-contractually, irrevocably and unconditionally credited against the base management fee. See “Management—Certain Transactions.”

(5)

In addition, the Adviser services, administers and collects on the loans held by Gladstone Business Loan, LLC (“Business Loan”), in return for which the Adviser receives a 1.5% annual loan servicing fee payable monthly by Business Loan based on the monthly aggregate balance of loans held by Business Loan in accordance with our fifth amended and restated credit agreement for our revolving line of credit (“the Credit Facility”). For the three months ended [    ], [    ], the total loan servicing fee were $[    ]. The entire loan servicing fee paid to the Adviser by Business Loan is generally non-contractually, irrevocably and unconditionally credited against the base management fee otherwise payable to the Adviser since Business Loan is a consolidated subsidiary of the Company, and overall, the base management fee (including any loan servicing fee) cannot exceed 1.75% of total assets (as reduced by cash and cash equivalents pledged to creditors) during any given fiscal year pursuant to the Advisory Agreement. After all non-contractual credits described in this footnote and footnote 4 above are applied to the base management fee, the total expenses after fee credits as a percentage of net assets would be [    ]% for the quarter ended [    ], [    ]. See “Management—Certain Transactions—Investment Advisory and Management Agreement” and footnote 6 below.

(6)

In accordance with our Advisory Agreement, the incentive fee consists of two parts: an income-based fee and a capital gains-based fee. The income-based fee is payable quarterly in arrears, and equals 20.0% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly ([    ]% annualized) hurdle rate of our net assets, subject to a “catch-up” provision measured as of the end of each calendar quarter. The “catch-up” provision requires us to pay 100.0% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125.0% of the quarterly hurdle rate (or 2.1875%) in any calendar quarter (8.75% annualized). The catch-up provision is meant to provide the Adviser with 20.0% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125.0% of the quarterly hurdle rate in any calendar quarter (8.75% annualized). The income-based incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. Our pre-incentive fee net investment income used to calculate this part of the income-based incentive fee is also included in the amount of our gross assets used to calculate the 1.75% base management fee (see footnote 4 above). The capital gains-based incentive fee equals 20.0% of our net realized capital gains since our inception, if any, computed net of all realized capital losses and unrealized capital depreciation since our inception, less any prior payments, and is payable at the end of each fiscal year. We have not recorded any capital gains-based incentive fee from our inception through [    ], [    ].

From time to time, the Adviser has non-contractually, irrevocably and unconditionally agreed to waive a portion of the incentive fees, to the extent net investment income did not cover 100.0% of the distributions to common stockholders during the period. For the quarter ended [    ], [    ], the incentive fee credit was $[    ]. There can be no guarantee that the Adviser will continue to credit any portion of the fees under the Advisory Agreement in the future.

Examples of how the incentive fee would be calculated are as follows:

•	Assuming pre-incentive fee net investment income of 0.55%, there would be no income-based incentive fee because such income would not exceed the hurdle rate of 1.75%.

•	Assuming pre-incentive fee net investment income of 2.00%, the income-based incentive fee would be as follows:

= 100% × (2.00% - 1.75%)

= 0.25%

•	Assuming pre-incentive fee net investment income of 2.30%, the income-based incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% - 1.75%)) + (20% × (2.30% - 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

•	Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains-based incentive fee would be as follows:

= 20% × (6% - 1%)

= 20% × 5%

= 1%

For a more detailed discussion of the calculation of the two-part incentive fee, see “Management—Certain Transactions—Investment Advisory and Management Agreement”

(7)	Includes amortization of deferred financing costs. As of [ ], [ ], we had $[ ] in borrowings outstanding on our Credit Facility.
(8)

Includes amortization of deferred financing costs related to our Series 2024 Term Preferred Stock, as well as amounts paid to preferred stockholders during the three months ended [    ], [    ]. See “Description of our Securities—Preferred Stock” for additional information.

(9)

Includes our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement. See “Management—Certain Transactions—Administration Agreement.”

Examples

The following examples demonstrate the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our Securities. In calculating the following expense amounts, we have assumed that our quarterly operating expenses would remain at the levels set forth in the table above and are gross of credits to any fees. The amounts set forth below do not reflect the impact of sales load or offering expenses to be borne by Gladstone Capital or its stockholders. In the prospectus supplement relating to an offering of securities pursuant to this prospectus, the examples below will be restated to reflect the impact of the estimated offering expenses borne by Gladstone Capital and its stockholders and, in the event that securities to which this prospectus relates are sold to or through underwriters, the impact of the applicable sales load. The examples below and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, incentive fees, if any, and other expenses) may be greater or less than those shown. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%.

	1 Year		3 Years		5 Years		10 Years
You would pay the following expenses on a $1,000 investment:
assuming a 5% annual return consisting entirely of ordinary income(1)(2)	$	[ ]	$	[ ]	$	[ ]	$	[ ]
assuming a 5% annual return consisting entirely of capital gains(2)(3)	$	[ ]	$	[ ]	$	[ ]	$	[ ]

(1)

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Additionally, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not historically realized positive capital gains (computed net of all realized capital losses) on our investments. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the investment advisory and management agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of this example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments.

(2)

While the example assumes reinvestment of all dividends and distributions at NAV, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the average cost of shares of our common stock purchased in the open market in the period beginning on or before the payment date of the distribution and ending when the plan agent has expended for such purchases all of the cash that would have been otherwise payable to participants. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

(3)

For purposes of this example, we have assumed that the entire amount of such 5% annual return would constitute capital gains and that no accumulated capital losses or unrealized depreciation exist that would have to be overcome first before a capital gains based incentive fee is payable.

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in lower middle market businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [    ]% and matures on                 ,                . We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

CAPITALIZATION

[To be provided.]

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

We currently intend to distribute in the form of cash dividends, a minimum of 90% of our ordinary income and short-term capital gains, if any, on a quarterly basis to our stockholders in the form of monthly dividends. We intend to retain long-term capital gains and treat them as deemed distributions for tax purposes. We report the estimated tax characteristics of each distribution when declared while the actual tax characteristics of distributions are reported annually to each stockholder on Form 1099—DIV. There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of record of common stock, all cash distributions can be reinvested automatically under our dividend reinvestment plan in additional whole and fractional shares. A stockholder whose shares are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in our dividend reinvestment plan on the stockholder’s behalf. See “Risk Factors—Risks Related to Our Regulation and Structure—We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification;” “Dividend Reinvestment Plan;” and “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Our common stock is quoted on The Nasdaq Global Select Market under the symbol “GLAD.” Our common stock has historically traded at prices both above and below its net asset value. There can be no assurance, however, that any premium to net asset value will be attained or maintained. As of                 ,                 , we had [            ] stockholders of record.

[Assumes subscription price is below net asset value(1)
NAV	$	[●]
Subscription Price	$	[●]
Reduction in NAV($)(2)	$	[●]
Reduction in NAV(%)		[●]	%

(1)	Assumes the full Primary Subscription and Secondary Over-Subscription Privilege are exercised. Actual amounts may vary due to rounding.
(2)	Assumes $[●] in estimated offering expenses.]

TAXATION

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Venable LLP, Baltimore, Maryland, will pass upon the legality of certain of the securities offered by us and certain other matters of Maryland law. [Certain legal matters will be passed upon for the underwriters by                .]

Gladstone Capital Corporation

             Shares of Common Stock

Issuable Upon Exercise of Rights to

Subscribe for Such Shares of Common Stock

PROSPECTUS SUPPLEMENT

                    , 201